UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Awards of Additional Share Grants, dated 22 September 2017

22 September 2017

Micro Focus International plc ("Micro Focus" or the "Company")

Awards of Additional Share Grants

Earlier today the Company announced awards to Executive Directors of certain Additional Share Grants ("ASGs") over ordinary shares in Micro Focus to incentivise management to deliver exceptional returns to shareholders.

In addition to the awards of ASGs to Executive Directors, the Company granted ASGs to approximately 30 senior managers of the Enlarged Group.

The awards of the ASGs have been made to Executive Directors and additional senior managers following completion of the Micro Focus / HPE Software merger on 1 September 2017 ("Transaction").

In summary the total ASGs granted by way of nil cost options over ordinary shares in the Company are as follows:

 Director/Senior Manager       Number of nil cost
                                                  options over Ordinary
                                                  Shares
-----------------------                 ---------------------
 Kevin Loosemore                    1,100,000
-----------------------                 ---------------------
 Chris Hsu                                   900,000
-----------------------                 ---------------------
 Mike Phillips                             676,000
-----------------------                 ---------------------
 Nils Brauckmann                      500,000
-----------------------                 ---------------------
 Stephen Murdoch                     500,000
-----------------------                ----------------------
 Other senior managers          4,200,000
-----------------------                ----------------------
 Total                                      7,876,000
-----------------------               -----------------------

The vesting date for these awards will be 7 September 2019 which is three years from the announcement of the Transaction on 7 September 2016.

Enquiries:

Micro Focus	Tel: +44 (0)1635 565200
Mike Phillips (Chief Financial Officer)
Tim Brill (Director of Corporate Communications & IR)
Powerscourt (PR Adviser)	Tel: +44 (0)20 7250 1446
Juliet Callaghan Simon Compton

About Micro Focus

Micro Focus is a leading global enterprise software company uniquely positioned to help customers extend existing investments while embracing new technologies in a world of Hybrid IT. Providing customers with a world-class portfolio of enterprise-grade scalable solutions with analytics built-in, Micro Focus delivers customer-centered innovation across DevOps, Hybrid IT, Security and Risk Management, and Predictive Analytics. For more information visit www.microfocus.com.

END

1
NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:

●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:
22 September 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer